Integra Resources Corp.

OVERNIGHT MARKETED OFFERING OF COMMON SHARES

July 28, 2022

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada (except Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

A registration statement on Form F-10 (File No. 333-242483) (the "Registration Statement") (including a prospectus and a prospectus supplement) relating to the securities has been filed with the United States Securities and Exchange Commission (the "SEC"). The Common Shares will be offered by way of a prospectus supplement to the Registration Statement.  You may obtain these documents for free by visiting the Company's EDGAR profile on the SEC's website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Copies of the final base shelf prospectus, and any applicable prospectus supplement, are available electronically from the Company's profile at www.sedar.com.

Issuer:	Integra Resources Corp. (the "Company").

Offering:	Treasury offering of common shares (the "Common Shares") on an "overnight marketed" basis (the "Offering").

Offering Price:	To be determined in the context of the market.

Offering Amount:	Up to US$10,000,000.

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover overallotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used to advance the DeLamar Project and complete ~15,000 meters of shallow, oxide definition drilling on the DeLamar Project, aimed at resource expansion for the proposed heap leach operation, and for working capital and general corporate purposes.

Form of Offering:	Overnight Marketed public offering by way of prospectus supplement to the Company's short form base shelf prospectus dated August 21, 2020, in all provinces and territories of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system.

President's List	Beedie Capital has committed to purchasing US$2,000,000 of common shares on the Offering.

Concurrently Announced Convertible Debenture Offering:	The Company has entered into a Credit Agreement with Beedie Capital for the issue to Beedie Capital of up to US$20,000,000 of convertible debentures (the "Debentures"). The Debentures bear interest at 8.75% per annum over a three year term (with a right to a 12 month extension). The initial advance of US$10,000,000 is convertible into common shares at a price equal to the lesser of C$1.22 and a 44% premium to the issue price of the Offering. The initial advance of US$10,000,000 under the Debentures is expected to occur on August 4, 2022 and is conditional on the closing of this Offering, among other things. The closing of this Offering is not conditional on the closing of the Debentures.

Listing:	The existing common shares of the Company are listed on the TSX Venture Exchange under the symbol "ITR" and on the NYSE American under the symbol "ITRG".

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Sole Bookrunner:	Raymond James Ltd.

Commission:	4.00% cash commission (2.00% cash commission for President's List orders, which will be applicable for up to US$2,000,000 of gross proceeds of the Offering).

Closing Date:	August 4, 2022, or such other date as the Company and the Underwriters may agree.